Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

Kingsoft Cloud Holdings Limited

金 山 雲 控 股 有 限 公 司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 3896)

(Nasdaq Stock Ticker: KC)

NOTICE OF THE ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Annual General Meeting (the “AGM”) of Kingsoft Cloud Holdings Limited (the “Company”) will be held at Chongxian Hall, 2nd Floor, Conference Building, Taishan Hotel, No. 8 Anning Beili, Xisanqi, Haidian District, Beijing, PRC at 10:00 a.m. Hong Kong time on June 9, 2025 for the purposes of considering and, if thought fit, passing with or without amendments, the following resolutions of the Company (unless otherwise indicated, capitalized terms used in this notice shall have the same meanings as those defined in the circular of the Company dated May 9, 2025):

ORDINARY RESOLUTIONS

1.	To receive and adopt the audited consolidated financial statements of the Company for the year ended December 31, 2024 and the reports of the Directors and independent auditor thereon.

2.	To re-elect Mr. Zou Tao as an executive Director.

3.	To re-elect Mr. Lei Jun as a non-executive Director.

4.	To re-elect Mr. Yu Mingto as an independent non-executive Director.

5.	To re-elect Mr. Wang Hang as independent non-executive Director.

6.	To authorize the Board to fix the remuneration of the Directors.

7.	To re-appoint Ernst & Young as auditor of the Company to hold office until the conclusion of the next annual general meeting of the Company and to authorize the audit committee of the Board to fix their remuneration for the year ending December 31, 2025.

8.	To consider and, if thought fit, pass with or without amendments, the following resolution as an ordinary resolution:

“THAT:

(a)	subject to paragraph (c) below, a general unconditional mandate be and is hereby generally and unconditionally given to the Directors during the Relevant Period (as defined in paragraph (d) below) to exercise all the powers of the Company to allot, issue and deal with additional Shares or securities convertible into Shares, or options, warrants or similar rights to subscribe for Shares or such convertible securities of the Company (other than issuance of options, warrants or similar rights to subscribe for additional Shares or securities convertible into Shares for cash consideration) and to make or grant offers, agreements or options (including any warrants, bonds, notes and debentures conferring any rights to subscribe for or otherwise receive Shares) and to sell and/or transfer Shares out of treasury that are held as treasury shares that would or might require the exercise of such powers;

(b)	the mandate in paragraph (a) above shall be in addition to any other authorization given to the Directors and shall authorize the Directors to make or grant offers, agreements, and/or options during the Relevant Period that would or might require the exercise of such powers after the end of the Relevant Period;

(c)	the total number of Shares allotted or agreed conditionally or unconditionally to be allotted and issued, and treasury shares sold and/or transferred or agreed conditionally or unconditionally to be sold and/or transferred (whether pursuant to options or otherwise) in paragraph (a) above, otherwise than pursuant to:

(i)	a Rights Issue (as defined in paragraph (d) below);

(ii)	the grant or exercise of any options under any share option scheme of the Company or any other option scheme or similar arrangements for the time being adopted for the grant or issue to the Directors, officers, and/or employee of the Company and/or any of its subsidiaries and/or other eligible participants specified thereunder of options to subscribe for Shares or rights to acquire Shares;

(iii)	the vesting or exercise of restricted shares and RSUs granted or to be granted (if and where applicable) pursuant to the 2013 Share Award Scheme, the 2021 Share Incentive Plan or any other share incentive scheme or similar arrangements as adopted from time to time;

(iv)	any scrip dividend scheme or similar arrangement providing for the allotment of Shares (including the sale and/or transfer of any Shares out of treasury and are held as treasury shares) in lieu of the whole or part of a dividend on Shares in accordance with the articles of association of the Company; and

(v)	a specific authority granted by the Shareholders in general meeting;

shall not exceed 20% of the total number of issued shares (excluding any treasury shares, if any) of the Company as at the date of passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the Shares into a smaller or larger number of Shares respectively after the passing of this resolution) and the said mandate shall be limited accordingly; and

(d)	for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or any applicable laws to be held; and

(iii)	the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting.

“Rights Issue” means an offer of Shares of the Company, or an offer or issue of warrants, options or other securities giving rights to subscribe for Shares of the Company, open for a period fixed by the Directors to holders of Shares of the Company whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such Shares of the Company (subject to such exclusions or other arrangements as the directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory applicable to the Company).”

9.	To consider and, if thought fit, pass with or without amendments, the following resolution as an ordinary resolution:

“THAT:

(a)	a general unconditional mandate be and is hereby given to the Directors during the Relevant Period (as defined in paragraph (b) below) to exercise all the powers of the Company to purchase its own Shares and/or ADSs on the Hong Kong Stock Exchange or on any other stock exchange on which the securities of the Company are or may be listed and which is recognized by the SFC and the Hong Kong Stock Exchange for this purpose, respectively, provided that the total number of Shares and/or ADSs of the Company that may be purchased pursuant to this mandate shall not exceed 10% of the total number of issued Shares (excluding any treasury shares, if any) of the Company as of the date of passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the Shares into a smaller or larger number of Shares respectively after the passing of this resolution) and the said mandate shall be limited accordingly; and

(b)	for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or any applicable laws to be held; and

(iii)	the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting.”

10.	To consider and, if thought fit, pass with or without amendments, the following resolution as an ordinary resolution:

“THAT conditional upon the passing of resolutions no. 8 and no. 9 of this notice, the general mandate referred to in the resolution no. 8 of this notice be and is hereby extended by the addition to the aggregate number of (i) Shares and/or ADSs that may be allotted and issued or agreed conditionally or unconditionally to be allotted and issued, and (ii) any Shares out of treasury that are held as treasury shares that may be sold and/or transferred or agreed conditionally or unconditionally to be sold and/or transferred by the Directors pursuant to such general mandate of the number of Shares and/or Shares underlying the ADSs repurchased by the Company pursuant to the mandate referred to in the resolution no. 9 of this notice, provided that such amount shall not exceed 10% of the total number of issued Shares (excluding any treasury shares, if any) of the Company as at the date of the passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the Shares into a smaller or larger number of Shares respectively after the passing of this resolution).”

11.	To consider and, if thought fit, pass with or without amendments, the following resolution as an ordinary resolution:

“THAT:

(a)	the subscription agreement dated April 16, 2025 (the “Subscription Agreement”) (a copy of which has been produced to the meeting marked “A” and signed by the chairman of the meeting for the purpose of identification) entered into between the Company as the issuer and Kingsoft Corporation Limited as the subscriber (the “Subscriber”) in relation to the issue of 69,375,000 ordinary Shares (the “Subscription Shares”) of the Company at the subscription price of HK$5.83 each and the transactions contemplated thereunder be and are hereby approved, confirmed and ratified; and

(b)	subject to and conditional upon the listing committee of the Hong Kong Stock Exchange having granted the listing of, and permission to deal in, the Subscription Shares, the directors of the Company (the “Director(s)”) be and are hereby granted with a specific mandate (the “Specific Mandate”) which shall entitle the Directors to exercise all the powers of the Company to allot and issue the Subscription Shares to the Subscriber, on and subject to the terms and conditions of the Subscription Agreement entered into between the Company and the Subscriber, provided that the Specific Mandate shall be in addition to, and shall not prejudice nor revoke any general or specific mandate(s) which has/have been granted or may be granted from time to time to the Directors prior to the passing of this resolution; and

(c)	any one of the Directors be and is hereby authorised to do all such acts and things, to sign and execute such documents or agreements or deeds on behalf of the Company and to do such other things and to take all such actions as he/she considers necessary, appropriate, desirable and expedient for the purposes of giving effect to or in connection with the Subscription Agreement and the transactions contemplated thereunder including the allotment and issue of the Subscription Shares under the Specific Mandate, and to agree to such variation, amendments or waiver or matters relating thereto (including any variation, amendments or waiver of such documents or any terms thereof, which are not fundamentally different from those as provided for in the Subscription Agreement) as are, in the opinion of such Director, in the interest of the Company and the Shareholders as a whole.”

SHARES RECORD DATE AND ADSs RECORD DATE

The Board has fixed the close of business on May 9, 2025, Hong Kong time, as the record date of Shares (the “Shares Record Date”). Holders of record of the Shares (as of the Shares Record Date) are entitled to attend and vote at the AGM and any adjourned meeting thereof.

Holders of record of American depositary shares (the “ADSs”) as of the close of business on May 9, 2025, New York Time (the “ADS Record Date,” together with the Share Record Date, the “Record Dates”), must give voting instructions directly to The Bank of New York Mellon, the depositary of the ADSs, if the ADSs are held directly on the books and records of The Bank of New York Mellon or indirectly through a bank, brokerage, or other securities intermediary if the ADSs are held by any of them on behalf of holders.

Treasury shares, if any and registered under the name of the Company, shall have no voting rights at the general meeting(s) of the Company. For the avoidance of doubt, for the purpose of the Hong Kong Listing Rules, treasury shares, if any, pending withdrawal from and/or transferring through CCASS shall not bear any voting rights at the Company’s general meeting(s).

ATTENDING THE AGM

Only holders of record of Shares as of the Share Record Date are entitled to attend and vote at the AGM.

PROXY FORMS AND ADS VOTING CARDS

A holder of Shares as of the Share Record Date may appoint proxy(ies) to exercise his or her rights at the AGM. A holder of ADSs as of the ADS Record Date will need to instruct The Bank of New York Mellon, the depositary of the ADSs, as to how to vote underlying ordinary Shares represented by the ADSs. Please refer to the proxy form (for holders of Shares) or ADS voting card (for holders of ADSs), both of which are available on our website at https://ir.ksyun.com.

Holders of record of the Shares on the Company’s register of members as of the Shares Record Date are cordially invited to attend the AGM in person. Your vote is important. You are urged to complete, sign, date, and return the accompanying proxy form to us (for holders of Shares) or your voting instructions directly to The Bank of New York Mellon if the ADSs are held directly on the books and records of The Bank of New York Mellon or indirectly through a bank, brokerage, or other securities intermediary if the ADSs are held by any of them on behalf of holders as promptly as possible (for holders of the ADSs) and before the prescribed deadline if you wish to exercise your voting rights. We must receive the proxy form by no later than 10:00 a.m., Hong Kong time, on June 7, 2025 at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong to ensure your representation at the AGM; and The Bank of New York Mellon must receive your voting instructions by the time and date specified in the ADS voting instruction card to enable the votes attaching to the Shares represented by your ADSs to be cast at the AGM.

By order of the Board
Kingsoft Cloud Holdings Limited Mr. Zou Tao
Vice Chairman of the Board, Executive Director and acting Chief Executive Officer

Hong Kong, May 9, 2025

As at the date of this notice, the board of directors of the Company comprises Mr. Lei Jun as Chairman and non-executive director, Mr. Zou Tao as Vice Chairman and executive director, Mr. He Haijian as executive director and Mr. Feng Honghua as non-executive director, and Mr. Yu Mingto, Mr. Wang Hang and Ms. Qu Jingyuan as independent non-executive directors.